July 16, 2010
Via Edgar

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
450th Fifth Street
Washington, D.C.  20549-0405

Re:	Schweitzer-Mauduit International, Inc.
Comment Letter from the Securities and Exchange Commission dated May 27, 2010
Form 10-K for the Fiscal Year ended December 31, 2009 and
Definitive Proxy Statement on Schedule 14A filed March 8, 2010
File No. 001-13948

Dear Mr. Reynolds:

Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the Securities and Exchange Commission's (the “Commission” or “Staff”) comments on the above identified disclosure documents filed by the Company. We have attempted to fully respond and to provide information that would assist in more fully understanding our disclosures.  The terms “we,” “us” and “our” in the responses refer to the Company.

The Company's responses to the Commission's comments follow in the same order set forth in your May 27, 2010 letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.
We note your presentation of ‘net sales at constant currency’, ‘EPS excluding restructuring and impairment expenses – diluted,’ ‘EPS adjusted for share dilution,’ and ‘EBIT’ in your fourth quarter 2009 earnings conference materials. We further note your presentation of ‘free cash flow’ in Ex. 99.1 to your February 10, 2010 Form 8-K. These appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission rules or appear to be required by a system of regulation that is applicable to the Company. To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you please label the measures as non-GAAP and provide a reconciliation to the most closely comparable GAAP measures. Please confirm to us that you will comply with the applicable non-GAAP requirements for any non-GAAP measure you provide in the future.

Response: We confirm that we will comply with the applicable non-GAAP requirements for any non-GAAP measures we provide in the future.

Results of Operations, page 30

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2009, page 30

Net Sales, page 30

2.
We note that you exited the Brazil coated papers business (page 31) and closed the Lee Mills (page 61) in 2009, and you closed the finished tipping mill in Malaucène, France in the fourth quarter of 2009 (page 25). We further note your disclosure of the sales decreases resulting from these actions on pages 31 and 34. Please tell us if the coated papers business or either of the mills represents a component of the entity, as defined in ASC 205-20-20 (formerly paragraph 41 of SFAS 144). If so, also explain to us how you considered the guidance in ASC 205-20-45-1 (formerly paragraph 42 of SFAS 144) and ASC 205-20-50-4, 50-6 and 55-4 through 55-24 (formerly EITF 03-13) in determining that none of these actions represents a disposal that should reported as discontinued operations.

Response: The Brazil coated papers business, which was exited in 2008, did not represent a component of an entity as defined in ASC 205-20-20 since its operations and cash flows could not be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Brazilian entity. The coated papers business was a product line within Brazil’s larger cash-flow generating paper operations, and its cash flows could not be clearly distinguished. As such, exiting the coated papers business did not represent an action that should be reported as discontinued operations.

The Lee Mills, which closed in 2008, did not represent a component of an entity for which operations and cash flows could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Certain products made at the Lee Mills were also made at other SWM locations, and the Company received continuing cash flows made from production of these products at other locations. Therefore, closure of the Lee Mills did not represent an action that should be reported as discontinued operations.

We have concluded that the finished tipping mill in Malaucène, France does represent a component of an entity as defined in ASC 205-20-20 since its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. We considered the guidance in ASC 205-20-45-1 including the implementation guidance in ASC 205-20-55-3 through 55-24 and concluded that the results of operations of the Malaucène mill should not be reported as discontinued operations as of December 31, 2009, since the assets had neither been disposed of by abandonment nor met the criteria under ASC 360-10-45-9 to be classified as “Held for Sale”. Furthermore, at December 31, 2009 and continuing into fiscal 2010, certain employees were providing services that we believe are appropriately considered run-off operations at the Malaucène facility. We cannot predict the completion of the run-off operations. Since we concluded the criteria for reporting discontinued operations were not met, the disclosure guidance for continuing cash flows in ASC-20-50-4 and continuing involvement in 50-6 was not applicable.

Outlook, page 42

Lower Ignition Propensity Cigarette Papers, page 43

3.
We note that the Company filed a patent infringement action on February 8, 2010 against four defendants alleging infringement of the Company’s United States Patent Number 6,725,867 and that such adversarial proceedings present uncertainties and risks, which could include invalidation of the patent in dispute, a change in the scope of the patent claims, or an adverse determination on the questions of infringement, among others. Please tell us how you considered the MD&A, subsequent events and commitments and contingencies disclosure requirements, as applicable, for this patent infringement action and the related risks and uncertainties.

Response: The patent at issue in the infringement action does not directly impact the Company’s Alginex® papers for lower ignition propensity cigarettes, the product from which a substantial portion of the Company’s U.S. operation’s revenue is based. In preparing the Form 10-K, we considered the litigation and concluded that it was not likely to have a material impact on the Company’s results of operations or liquidity and therefore excluded its disclosure from MD&A, subsequent events, and commitments and contingencies.  In contrast, we concluded that the litigation did warrant disclosure in our safe harbor disclosure due to differences in the standards for disclosure.  We will continue to assess the litigation and continue to consider MD&A, subsequent events, and commitments and contingencies disclosure requirements.

Glossary of Terms, page 98

4.
We note in your definition of “Adjusted EBITDA” that one of the items you deduct from net income is loss from equity affiliates. Based on your reconciliation to Adjusted EBITDA on page 24, it appears to us that you do not adjust for income (loss) from equity affiliates. Please revise your definition or advise.

Response: The definition and reconciliation of Adjusted EBITDA on page 24 of the Form 10-K do not include an adjustment of income (loss) from equity affiliates. We will revise the definition of Adjusted EBITDA in the Glossary of Terms in future filings.

Exhibits

5.
We note the discussion on page three and elsewhere that you are the sole supplier of on-line banded cigarette papers for use in LIP cigarettes to Philip Morris-USA for its U.S. requirements. It was unclear to us whether this agreement had been filed or was included as part of your Fine Papers Supply Agreement. If so, please advise. If not, please advise what consideration you gave to Item 601(b)(10) of Regulation S-K as it related to this agreement.

Response: The Company’s Amended and Restated Addendum to Second Amended and Restated Agreement between Philip Morris Incorporated and Schweitzer-Mauduit International, Inc. for Fine Paper Supply, effective as of July 1, 2000, was filed as exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2000.  Portions of this exhibit were redacted pursuant to a Confidentiality Request under Rule 24(b)-2 of the Securities Exchange Act of 1934.  It is listed as Exhibit 10.12.3 in the exhibit list in the Form 10-K for the year ended December 31, 2009.

Schedule 14A, filed March 8, 2010

General

6.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response: The Compensation Committee of the Board of Directors evaluated the elements of the Company’s  compensation programs to assess whether or not they potentially increased the risk, as a result of actions that could reasonably be expected as a result of the compensation program design, that would adversely impact:

a.	Operational performance of any unit
b.	Financial performance of any unit
c.	Ability to fully recover the cost of goods sold (including fixed and variable costs)
d.	Ability to perform any binding obligation of the company, the breach of which could result in a material liability; or
e.	Likelihood of fraud, accounting irregularities or misrepresentation of the Company’s financial and operating results

In performing this assessment, the Committee considered the factors suggested in the SEC’s July 10, 2009 Proposing Release, Discussion of the Amendments in the Final Rule in Release Nos. 33-9089 and 34-61175 as well as other factors the Compensation Committee considered relevant to the Company’s specific circumstances and operations.

In each case, the Committee determined either that the compensation programs did not present such risks, or that elements of the program that could reasonably be expected to present such risks were offset or counterbalanced by compensating controls and other elements of the  overall compensation program.  The Compensation Committee reported its finding to the entire Board on February 22, 2010.

The Compensation Committee also amended its Charter February 9, 2010 to incorporate as part of its duties and responsibilities an assessment of the risks posed by the design and implementation of its compensation programs at least annually and whenever material changes are made in such programs. The amended Compensation Committee Charter is posted on the Company’s website at www.schweitzer-mauduit.com

We note that the empirical and other analytic frameworks correlating compensation practices and risk and the identification of risk factors in relevant industries are still developing.  We will monitor these developments and, as appropriate, revise our assessment process.  We also note that neither Item 402 (s) nor the adopting release requires any disclosure of “process,”  but should we conclude that an explanation of the underlying analytical process is important to an understanding of our compensation policy and practices, we will include a discussion of that process in future filings.

Comprehensive Compensation Discussion & Analysis, page 13

7.
It was unclear to us why your Grants of Plan-based Awards table did not contain a column reporting grant date fair value or how this disclosure reconciled back to your 2009 Summary Compensation Table. For example, we were unable to tell where the $3.5 million stock award to Mr. Villoutreix was presented in the table. Please advise.

Response:  The table Grants of Plan-based Award shows grants made during 2009.  Since the $3.5 million stock award earned in 2009 was not granted during the fiscal year, the column was not required in the table.  We provide the following background regarding the specific $3.5 million stock award to Mr. Villoutreix to which your comment referred.

That share-based award was “earned” during 2009 under the Company’s Long-Term Incentive Plan, which calls for such award to be “banked” until the end of that multi-year cycle.  The particular multi-year cycle in this instance is a 2-year cycle: 2009 and 2010.  Upon approval by the Compensation Committee in February 2010 and filing of the Company’s Form 10-K in early March 2010, the Company issued Mr. Villoutreix restricted shares in March 2010, which are scheduled to vest following the completion of performance against the objectives of the 2010 portion of the multi-year cycle (which will similarly be determined  in March 2011).

The numbers of shares of “Estimated Future Payouts Under Equity Incentive Plan Awards” presented in the table “2010 Grants of Plan-Based Awards” represents the estimated award opportunities for the 2010 portion of the multi-year cycle of the Long-Term Incentive Plan, as that is what is subject to being “earned” in 2010.   Thus, since that $3.5 million share-based award was “earned” during 2009, the value was reported as “Stock Awards” in the table titled, “2009 Summary Compensation Table,” but based on our understanding of the rules for the table this share award was not included in the table titled, “2010 Grants of Plan-Based Awards” as it is not subject to being “earned” in 2010.  The $3.5 million share-based award also was not included in the table titled “2009 Outstanding Equity Awards at Fiscal Year-End” since the related restricted shares had not yet been issued (restricted shares were issued subsequent to filing of the Form 10-K and Proxy Statement).  Although it was subject to being “earned” in 2009, the associated restricted shares were not issued until March 2010 following filing of the Form 10-K and Proxy Statement.

*           *           *           *           *

In connection with your comments and our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this letter resolves the Staff’s concerns with regard to this comment.  If it does not, we would appreciate the opportunity to discuss the comment with you.  Please call me at (770) 569-4278 to arrange for a mutually convenient time to discuss the Company’s response and any additional questions that the Commission may have.

Sincerely,

/s/ John W. Rumely, Jr.

John W. Rumely, Jr.
Secretary and General Counsel